EXHIBIT 99.1

Equinor ASA: Key information relating to cash dividend for third quarter 2026.

Key information relating to the cash dividend to be paid by Equinor ASA (OSE: EQNR, NYSE: EQNR) for third quarter 2026.

Cash dividend amount: 0.39

Announced currency: USD

Last day including rights: 12 February 2027

Ex-date Oslo Børs: 15 February 2027

Ex-date New York Stock Exchange: 16 February 2027

Record date: 16 February 2027

Payment date: 26 February 2027

Date of approval: 27 October 2026

Other information: The cash dividend per share in NOK will be communicated on 22 February 2027.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.